FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2013

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

DANIEL SULLIVAN

JOHN MCNAB

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10022

Copies to:

ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell 125 Broad Street New York, New York 10004	Jim Hrichishen Deputy Minister of Finance Province of Manitoba Department of Finance Winnipeg, Manitoba Canada

*The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2013, as set forth in the pages attached hereto:

Exhibit 99.1	Quarterly Financial Report of the Province of Manitoba for the Three Months – April to June 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on October 1, 2014.

Province of Manitoba

By:	/s/ Garry Steski
Garry Steski

EXHIBIT INDEX

Exhibit Number	Description	Page
99.1	Quarterly Financial Report of the Province of Manitoba for the Three Months – April to June 2014.	1